                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 33-47073



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               The Scotts Company
                             Retirement Savings Plan



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               The Scotts Company
                              14111 Scottslawn Road
                             Marysville, Ohio 43041

                              REQUIRED INFORMATION

         The following financial statements [and supplemental schedule?] for The Scotts Company Retirement Savings Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Accountants

Financial Statements:

         Statements of Net Assets Available
           for Benefits as of December 31, 2002 and 2001

         Statements of Changes in Net Assets Available
           for Benefits for the Years Ended December 31, 2002 and
           2001

         Notes to Financial Statements - December 31, 2002 and 2001





                  The following exhibits are being filed herewith:

Exhibit No.          Description
-----------          -----------

    23.1             Consent of Independent Public Accountants

    99.1             Certification Pursuant to Title 18, United States Code,
                     Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN



Date: June 27, 2003                 By:  /s/ George A. Murphy
                                        ---------------------------------------

                                    Printed Name:  George A. Murphy
                                                  -----------------------------

                                    Title:  Vice President
                                           ------------------------------------

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

                                                                          PAGE
                                                                          ----

 Report of Independent Accountants                                          1

 Financial Statements:

   Statements of Net Assets Available for Benefits as of
      December 31, 2002 and 2001                                            2

   Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2002 and 2002                        3

   Notes to Financial Statements                                            4

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Scotts
Company Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Retirement Savings Plan (the "Plan") at December 31,
2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




April 3, 2003

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001


                                                        2002             2001
                                                    ------------     ------------

Net assets available for benefits:
    Investment in master trust                      $123,269,016     $134,662,464
    Participant loans                                  2,945,054        3,025,420
    Employer contribution receivable                     748,013        1,029,359
    Employee contribution receivable                     541,524          761,455
                                                    ------------     ------------

        Total net assets available for benefits     $127,503,607     $139,478,698
                                                    ============     ============

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                              2002               2001
                                                         -------------      -------------

Increases:
    Employer contributions                               $   8,943,178      $   8,500,365
    Participant contributions                                9,379,811          8,739,261
    Interest on Participant Loans                              236,633            255,333
                                                         -------------      -------------
      Total increases                                       18,559,622         17,494,959
                                                         -------------      -------------

Decreases:
    Net loss from master trust                              16,667,907          9,159,673
    Benefits paid to participants                           13,853,291         15,655,559
    Other                                                       13,515                594
                                                         -------------      -------------

      Total decreases                                       30,534,713         24,815,826
                                                         -------------      -------------

Net decrease in net assets available for benefits          (11,975,091)        (7,320,867)

Net assets available for benefits, beginning of year       139,478,698        146,799,565
                                                         -------------      -------------

Net assets available for benefits, end of year           $ 127,503,607      $ 139,478,698
                                                         =============      =============

     THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


     NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002
     AND 2001

     1.       PLAN DESCRIPTION

              The plan is a contributory defined contribution plan sponsored by The Scotts Company (the "Company"). The following brief description of the Company Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

              ELIGIBILITY
              Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following their date of employment. Regular employees of E.G. Systems, Inc. doing business as Scotts Lawn Service, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month after completing 90 days of service if hire date is prior to January 1, 2001 (60 days of service if hire date is January 1, 2001 or subsequent). Temporary employees are eligible to participate on the January 1 or July 1 subsequent to completing one year of eligibility service and attaining age 21.

              EMPLOYEE CONTRIBUTIONS
              The Plan provides for a participant to make pre-tax or after-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service (IRS) maximum deferral amount.

              EMPLOYER CONTRIBUTIONS
              The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees' year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay, and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions. Additionally, the Company remits transition contributions to certain participants who were also participants of certain retirement plans previously sponsored by The Scotts Company or its subsidiaries.

              VESTING
              Participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service, or immediately upon death or disability.

              FORFEITURES
              The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures totaled $98,148 for the year ended December 31, 2002 and $133,198 for the year ended December 31, 2001.

              INVESTMENTS
              All investments are participant-directed. Participants can change their investment options on a daily basis. The following investment options are available to participants:

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

          - FIDELITY PURITAN FUND--assets are invested in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any maturity.
          -   FIDELITY CONTRAFUND--assets are primarily invested in U.S. and foreign common stocks that are believed to be undervalued.
          -   FIDELITY BLUE CHIP FUND--assets are primarily invested in common stock of established and/or rapidly growing companies. Approximately 65% of this fund's total assets invest in common stock of blue chip companies.
          - FIDELITY WORLDWIDE FUND--assets are invested in stocks and other securities of companies located around the world.
          - FIDELITY FREEDOM INCOME FUND--assets are primarily invested in bond and money market funds. A smaller percentage of assets are invested in equity mutual funds.
          - FIDELITY FREEDOM 2000 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. Assets are allocated among these funds according to an asset allocation strategy which becomes more conservative over time.
          - FIDELITY FREEDOM 2010 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2010 approaches.
          - FIDELITY FREEDOM 2020 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2020 approaches.
          - FIDELITY FREEDOM 2030 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds. The asset mix becomes more conservative as year 2030 approaches.
          - FIDELITY MANAGED INCOME PORTFOLIO--assets are invested in investment contracts of major insurance companies and other approved financial institutions, and in other fixed income securities. A small percentage of assets are invested in money market funds to provide daily liquidity.
          - SPARTAN U.S. EQUITY INDEX FUND--assets are invested in stocks and in approximately the same proportions as the Standard & Poor's 500 Stock Index.
          - BARON ASSET FUND--assets are invested in stocks with prices perceived as low relative to the related companies' profits, assets, and other value measures.
          - PIMCO TOTAL RETURN FUND--assets are invested in various types of bonds, including U.S. government, corporate, mortgage, and foreign bonds with an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years).
          - THE SCOTTS COMPANY COMMON SHARES--assets consist entirely of The Scotts Company common shares and cash equivalents.

         The following investment options became available to participants in 2002:

          - DODGE AND COX STOCK FUND - assets are invested in a broadly diversified portfolio of common stocks. At least 80% of this fund's total assets invest in common stock.
          - FIDELITY LOW PRICE STOCK FUND - assets are invested primarily in small and medium sized companies. At least 80% of this fund's total assets invest in low-priced stock (at or below $35 per share).
          - FIDELITY FREEDOM 2040 FUND - assets are invested primarily in mutual funds of Fidelity Investments. The mix of funds becomes more conservative as year 2040 approaches.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

          - MANAGERS SPECIAL EQUITY FUND (REPLACING THE BARON ASSET FUND) - assets are invested primarily in common and preferred stocks of small and medium sized US Companies that are believed to have superior growth potential.
          - EUROPACIFIC GROWTH FUND - CLASS A (REPLACING THE FIDELITY WORLDWIDE FUND) - assets are invested primarily in companies with most of their business outside of the US. At least 80% of the fund's total assets will be invested in securities of companies from Europe or the Pacific Basin.

          BENEFIT PAYMENTS
          Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution. The Plan also provides for hardship and in-service withdrawals for active employees under certain circumstances.

          PARTICIPANT LOANS
          Loans are available to participants from their individual accounts subject to the terms of the Plan.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING
          The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

          INVESTMENTS
          Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.

          ADMINISTRATIVE EXPENSES
          The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

          PAYMENTS OF BENEFITS
          Benefits are recorded when paid.

          USE OF ESTIMATES
          The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

         RECLASSFICATION
         Certain balances in the December 31, 2001 statements have been reclassified to conform with the December 31, 2002 presentation. These changes had no impact on previously reported results of operations.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options, which are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.       MASTER TRUST

         Effective January 1, 2000, a master trust was established to invest certain assets of the Plan and certain assets of the Company's other defined contribution plan, The Scotts Company Union Retirement Savings Plan. Each plan's accounting is maintained separately; the respective plan's value is a percentage of the master trust. Plan activities, such as contributions and benefit payments, are recorded in the individual plan's accounting records.

         Net earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Total net earnings for the master trust for the year ended December 31, 2002 and 2001 are as follows:

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


                                                                     NET
                                                                 APPRECIATION
                                                                (DEPRECIATION)
                                              INTEREST AND      IN FAIR VALUE      ADMINISTRATION
2002                                            DIVIDENDS       OF SECURITIES         EXPENSES            TOTAL
-------------------------------------------  ---------------- ------------------- ------------------ -----------------

Mutual funds                                     $ 1,757,539        $(19,955,817)         $ (15,319)     $(18,213,597)
Common trust fund                                    895,172                   -             (4,684)          890,488
The Scotts Company Common Shares                           -             636,447             (1,626)          634,821
                                             ---------------- ------------------- ------------------ -----------------

    Total                                         $2,652,711        $(19,319,370)         $ (21,629)     $(16,688,288)
                                             ================ =================== ================== =================


                                                                      NET
                                                                 APPRECIATION
                                                                (DEPRECIATION)
                                              INTEREST AND      IN FAIR VALUE      ADMINISTRATION
2001                                            DIVIDENDS       OF SECURITIES         EXPENSES            TOTAL
-------------------------------------------  ---------------- ------------------- ------------------ -----------------

Mutual funds                                     $ 3,201,181        $(15,290,778)         $ (14,345)     $(12,103,942)
Common trust fund                                    858,935                   -             (3,431)          855,504
The Scotts Company Common Shares                      23,687           2,054,105             (1,750)        2,076,042
                                             ---------------- ------------------- ------------------ -----------------

    Total                                         $4,083,803        $(13,236,673)         $ (19,526)      $(9,172,396)
                                             ================ =================== ================== =================

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

         Total assets held in the master trust at December 31, 2002 and 2001 were as follows:


                                                                       2002                2001
                                                                  -------------       -------------

          Cash and cash equivalents                               $     517,001       $     486,922

          Investments
              Mutual funds, at fair value                            94,709,701         112,359,577
              Common trust fund, at fair value                       21,081,383          15,190,528
              The Scotts Company Common Shares, at fair value         7,015,025           6,786,189
                                                                  -------------       -------------

                Total investments                                   122,806,109         134,336,294
                                                                  -------------       -------------

          Receivable from broker                                        303,773               1,076
          Payable to broker                                            (236,220)                  -
                                                                  -------------       -------------

                Total master trust net assets                       123,390,663         134,824,292

          The Scotts Company Retirement Savings Plan interest
              in master trust net assets                                 99.900%             99.877%
                                                                  =============       =============



         Accounting policies discussed in Note 2 also apply to the master trust.

         Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.

         At December 31, 2002 and 2001, the Plan held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.

4.       INVESTMENTS IN THE SCOTTS COMPANY

         At December 31, 2002 and 2001, the master trust had investments in The Scotts Company common shares, as follows:

                       2002                                   2001
         -----------------------------------     ---------------------------------
                              FAIR MARKET                           FAIR MARKET
              SHARES             VALUE               SHARES            VALUE
         -----------------   ---------------     ---------------  ----------------

                  143,047        $7,015,025             142,567        $6,786,189
         =================   ===============     ===============  ================



The Company's common shares are valued at quoted market prices, which were $49.04 per share at December 31, 2002 and $47.60 per share at December 31, 2001.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

5.       TAX STATUS

         The Plan obtained a determination letter on January 28, 1997, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Company requested a further determination from the IRS on November 27, 2002 that addresses the effect of recent Plan amendments. As of the date of these financials statements, the Company has not received this determination letter. However, the Plan administrator (the Company) and the Plan's legal counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code.

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, participants will become fully vested in their accounts.


7.       RECONCILIATION TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                    YEAR ENDED         YEAR ENDED
                                                    DECEMBER 31,       DECEMBER 31,
                                                        2002              2001
                                                    -------------      -------------

          Net assets available for benefits per
              the financial statements              $ 127,503,607      $ 139,478,698
          Amounts allocated to withdrawing
              participants                               (128,732)              (649)
                                                    -------------      -------------

          Net assets available for benefits
              per Form 5500                         $ 127,374,875      $ 139,478,049
                                                    =============      =============

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                    YEAR ENDED        YEAR ENDED
                                                    DECEMBER 31,      DECEMBER 31,
                                                        2002              2001
                                                    ------------      ------------

          Benefits paid to participants per
              the financial statements              $ 13,853,291      $ 15,655,559
          Amounts allocated to withdrawing
              participants at December 31, 2002          128,732                 -
          Amounts allocated to withdrawing
              participants at December 31, 2001             (649)              649
          Amounts allocated to withdrawing
              participants at December 31, 2000                            (50,607)
                                                    ------------      ------------

          Benefits paid to participants per
              the Form 5500                         $ 13,981,374      $ 15,605,601
                                                    ============      ============

                               THE SCOTTS COMPANY
                             RETIREMENT SAVINGS PLAN


                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2002

                                INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

   23.1             Consent of Independent Public Accountants

   99.1             Certification Pursuant to Title 18, United States Code,
                    Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002